

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

September 9, 2016

Ryan M. Charles
Vice President and Secretary
2949 E. Elvira Rd. Ste. 101
Tucson, AZ   85756

RE: Davis Fundamental ETF Trust
      File Nos.: 811-23181 333-213073

Dear Mr. Charles:

On August 11, 2016, Davis Fundamental ETF Trust (the "Fund") filed a registration statement on Form N-1A and N-1A/A (which is identical to the N-1A) under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares of three series: Davis Focused US Equity ETF ("US Equity ETF"), Davis Select Financial ETF ("Select Financial ETF"), and Davis Select World Opportunities ETF ("Select World Opportunities ETF"), (collectively, the "Funds").   We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus

General

1. Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Fund's exemptive application, filed in order to operate as an exchange-traded fund ("ETF"). In addition, please inform the staff whether the Fund intends to file an application under Rule 19b-4 of the Securities Exchange Act of 1934. If not, please explain to us why you feel this is not necessary.   Also supplementally inform the staff of the status of any exemptive applications pending.

2. We request that, in future filings, you accompany your filing with a cover letter and add page numbers to your N-1A, for ease of reference.

Cover Page

3. Please state that the Fund is an actively managed exchange-traded fund on the cover page of the prospectus and please add the corresponding risks of this type of investment to the Principal Risks sections of each summary prospectus.

<u>Fees and Expenses – All Funds</u>

4. We note the fee tables are incomplete. Please complete the fee tables.

5. Footnote 2 of the fee tables states that the Expense Caps will remain in effect until November 1, 2017. Given that the registration is not effective yet, that date may be less than one year from the effective date of the registration statement's effective date. Please confirm that the fee waiver referred to in footnote 2 will be effective for no less than one year from the effective date of the Fund's registration statement. *See*, Instruction 3(e) to Item 3 of Form N-1A.   In addition, as the table does not describe any recoupment provisions, please confirm that there will be no recoupments of such waivers.

6. In order to comply with the fee limitation agreement referenced in the fee table, please confirm that the calculation of the figures in the Example will not include any fee waivers beyond the first year.

<u>Principal Investment Strategies – All Funds (unless otherwise indicated)</u>

7. US Equity ETF and Select Financial ETF have investment strategies of "invest[ing] at least 80% of its net assets" in certain securities. Please insert the phrase "plus any borrowings for investment purposes" following the word "assets."

8. Select Financial ETF invests at least 80% of its assets in the financial services sector. The second paragraph in its Principal Investment Strategies lists certain companies it considers part of the sector and ends with "and companies providing similar services." Please explain what is meant by that phrase. Also, please inform the staff whether the list of companies is exhaustive, given that the sentence states the companies "include" certain companies.

9. Please tell us whether the Funds will invest in collateralized loan obligations ("CLOs"). If so, please tell us whether there is a limit on the amount of the Fund's investments in CLOs and whether CLOs are treated as illiquid investments by the Fund. Depending on your response, we may have further questions.

10. In the US Equity Fund's penultimate sentence in the first paragraph of this section it states that Fund will invest in mid- and small- capitalization companies. Please disclose the market capitalization ranges for such investments.

11. Given that for each Fund a principal risk is Depositary Receipts Risk, please add disclosure to the Principal Investment Strategies that the Funds will invest in Depositary Receipts. Briefly define the term Depositary Receipts when first used.

12. The Funds will utilize the "Davis Investment Discipline" which appears to be identical for all Funds. Please supplementally inform the staff of any material differences the Funds consider when applying the Discipline to their strategies.

Principal Investment Risks – All Funds (unless otherwise indicated)

13. Please add, if applicable, a principal risk factor addressing cybersecurity.

14. US Equity ETF includes a risk titled "Financial Services Risk," yet the principal strategy does not include investing in the financial services industry. Please reconcile.

15. With respect to "Depository Receipt Risk," consider adding disclosure, if appropriate, about the differences between sponsored and unsponsored ADRs.

16. In "Manager Risk," please add disclosure stating that, even if the Adviser implements the intended investment strategies, the implementation of the strategies may be unsuccessful in achieving the Funds' investment objectives.

17. Select Financial Services ETF includes "Financial Services Risk" as a risk factor and states the risk includes: systematic risk; regulatory actions; changes in interest rate; unstable and/or rising interest rates; loan diversified loan portfolios; credit; and compensation. Please break out each sub section and briefly disclose the risks associated with each.

18. The Funds disclose Foreign Market Risk. If the funds will invest in emerging market securities, please disclose the risks associated with investing in emerging markets.

19. The Funds include risk disclosure titled "Authorized Participant Concentration Risk." Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (*i.e.*, on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares.

20. The Funds will invest in foreign markets and include foreign country risk. Please disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

21. Please disclose risks associated with intraday interim value ("IIV") calculation. Specifically, please note that the discussion of the IIV should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

22. The Funds' risk disclosure includes Market Trading Risk. Please disclose the risk that the ETFs' market price may deviate from the value of the ETFs' underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETFs' NAV.

23. Please disclose that, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

24. It appears that the Funds are practicing value style investing. If so, please disclose appropriate risks attendant to such investing.

   <u>Additional Information About Investment Objectives, Principal Strategies, and Principal Risks</u>

25. US Equity ETF has a fundamental policy to invest 80% of its net assets in US companies. Select Financial ETF has a fundamental policy to invest 80% of its net assets in securities issued by companies principally engaged in the financial services sector. Select World Opportunities ETF has a fundamental policy to invest 40% in the global market. Please disclose that shareholders will be provided with at least 60 days prior notice of any change in the ETFs' policies. *See*, Rule 35d-1 under the 1940 Act.

Statement of Additional Information ("SAI")

   <u>General</u>

26. Some investments and investment practices described in the SAI are not mentioned in the prospectuses. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the

performance of the Funds or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

27. Please confirm that the Fund will only purchase the types of investments disclosed in this section (which are not disclosed in the prospectus) as part of its non-principal strategies. If the Fund will invest in any of the subject investments as part of its principal strategy, please provide appropriate prospectus strategy and risk disclosure for each such type of investment. *See*, Item 16 (b) of Form N-1A.

28. The Directorships include those held past a five year period. Please revise the final column heading in the Trustees and Officers table to read "Other Directorships held by Trustee during the Past 5 Years."

PART C- Other Information

Item 28 Exhibits

29. We note you have not filed several exhibits. Please note that we review, and frequently comment upon the exhibits. Please allow for sufficient time to resolve any issues raised in our comments.

Item 35 Undertakings

30. It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is "None." Please revise the undertaking to state that Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

Signatures

31. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

General Comments

We note that portions of the filings are incomplete (or in brackets). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

If you have any questions prior to filing pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel